Filed by Alberto-Culver Company
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:
Sally Holdings, Inc.
(Commission File No. 1-5050)

As previously announced, Alberto-Culver Company (“Alberto-Culver”) has entered into a definitive agreement with Regis Corporation (“Regis”) to combine Alberto-Culver’s Beauty Supply Distribution business, Sally Beauty Supply and Beauty Systems Group, with Regis. Alberto-Culver has entered into a merger agreement among Alberto-Culver Company, Sally Holdings, Inc., Regis Corporation, Roger Merger, Inc. and Roger Merger Subco LLC to effect such combination. The merger agreement will be filed by Alberto-Culver in a Current Report on Form 8-K and is incorporated herein by reference.

Below is a transcript of a telephone conference call held with investors on January 10, 2006:

Alberto-Culver - Regis Corporation Announces Agreement to Merge with Alberto-Culver’s Sally Beauty Company Business Unit

January 10, 2006

10:30AM EST

CORPORATE PARTICIPANTS

Howard Bernick

Alberto-Culver Company - President, CEO

Paul Finkelstein

Regis Corporation - Chairman, CEO

CONFERENCE CALL PARTICIPANTS

Amy Chasen

Goldman Sachs - Analyst

Jeff Stein

Keybanc Capital Markets - Analyst

Sharon Zackfia

William Blair & Company - Analyst

Linda Bolton Weiser

Oppenheimer & Company - Analyst

Justin Hott

Bear, Stearns & Company - Analyst

Mitch Kaiser

Piper Jaffray & Company - Analyst

Greg Halter

Great Lakes Review - Analyst

Viraj Parikh

Courage Capital - Analyst

Mike Hamilton

RBC Dain Rauscher - Analyst

Matthew Paozolo (ph)

Prudential Securities - Analyst

Don Taylor

Franklin Advisory Services - Analyst

David Lee

Porter - Analyst

Stefan Lumiere

Oscar Gruss & Sons - Analyst

Mary Rector

Behindthechair.com - Analyst

PRESENTATION

Operator

Good morning, my name is Eric, and I will be your conference facilitator today. At this time I would like to welcome everyone to this morning’s conference call.

All lines have been placed on mute to prevent any background noise. If anyone has not received a copy this afternoon’s press release, please call Regis Corporation at 952-947-7798, or Alberto-Culver at 708-450-2545 and a copy will be faxed to you immediately.

If you wish to access the replay for this call, you may do so by dialing 800-405-2236 and use access code 11050797 followed by the pound key.

I would like to remind you that to the extent that the Company’s statements or comments this morning represent forward-looking statements, I refer you to the risk factors and other cautionary factors in today’s news releases as well as Regis Corporation and Alberto-Culver’s SEC filings. Reconciliation to non-GAAP financial measures mentioned in the following presentation can be found on their Web sites at www.Regiscorp.com and www.Alberto.com.

With us this morning are Paul Finkelstein, Chairman and Chief Executive Officer of Regis Corporation, and Howard Bernick, President and Chief Executive Officer of Alberto-Culver.

After management has completed this presentation, we will open the call to questions. [OPERATOR INSTRUCTIONS]

I’d now turn the call over to Paul Finkelstein for his comments. Paul, you may begin.

Paul Finkelstein - Regis Corporation - Chairman, CEO

Good morning, everyone.

The merging of the beauty industry’s most successful retailers creates enormous future opportunities. In fiscal 2007, the new Regis Corporation expects revenues in excess of $5 billion, EBITDA of $650 million and systemwide sales over $6 billion.

The combined entity will have 11,000 salons, 2,500 Sally Beauty stores, 1,250 professional sales consultants and 825 BSG professional-only stores creating a powerful company in the hair care industry. In addition, we will have 45 beauty schools and 90 hair restoration centers. The Company will have more than 70,000 employees.

Retailing in general is characterized by rapid consolidation of both manufacturers and retail store organizations. Our industry is following suit.

Manufacturers such as Procter and Gamble and L’Oreal are rapidly consolidating the supplier community common to both Regis and Sally/BSG. We feel that this trend towards consolidation will continue to occur at an increasing rate.

The issue really is countervailing power. The acceleration of consolidation is driven by the need for countervailing power for both suppliers and retailers.

We did not enter into this transaction to become bigger. The objective is for us to become better.

Merging with Sally and BSG is a once-in-a lifetime opportunity brought about by a unique combination of circumstances of Sally’s and BSG’s parent, Alberto-Culver. Howard will talk to you about that a little later on.

There were inherent conflicts between Sally Beauty Stores and Alberto-Culver’s consumer product division’s customers. This transaction fixes these potential problems.

It’s of interest to note that we have not paid a premium for these wonderful businesses. We merged at market price.

I have long admired Sally. Mike Renzulli and Gary Winterhalter have built a spectacular business.

Sally has been one of the top specialty retailing stories in the history of retailing with last year’s pretax profit exceeding $160 million on a sales base slightly in excess of $1.35 billion. Few retailers enjoy almost 12% pretax profits on revenues.

BSG has had extraordinary growth over the last five years. It did have a hiccup this year, but it is already turning its business around, and its future prospects are bright indeed.

Both Sally and BSG are poised for continued organic and acquisition growth.

This transaction is solidly cash flow accretive and initially EPS neutral. There are significant financial advantages.

The annual dividend will increase 125% to $0.36 a share, and we will be reviewing our dividend rate annually. There will be higher pretax margins and better debt ratios.

Projected revenue of $4.5 billion would make Regis Corporation a Fortune 500 Company. The new Company will be a much better cash flow generator than Regis standalone and there is limited capital needed to continue to expand Sally and BSG.

Excluding the non-cash amortization of intangibles, one-time integration and transaction costs and one-time write-up of inventory, the transaction is expected to be breakeven to slightly accretive in fiscal 2007, and about 3% accretive in fiscal year 2008.

Conservatively we anticipate synergies to be north of $20 million. However, these benefits will be offset by a similar amount of amortization of intangibles.

Most importantly, in addition to projected synergies, we expect to create significantly greater shareholder value to other long-term strategic initiatives which have not been factored into our models. These initiatives include but are not limited to, first, our vendor relationships.

We have wonderful relationships with our vendors and we look forward to creatively building on these relationships. We believe Regis and BSG offer a compelling distribution channel for our professional product vendors.

Working with our vendors, we can play an even more important role in reducing product diversion. Reduced diversion will definitely help sales at Regis salons and BSG.

Together we also have the ability to acquire or develop our own brands if diversion is not curtailed.

Regis will continue its growth which should be helped significantly by BSG salespeople who know acquisition targets. In the past these salespeople were disappointed when ever Regis acquired a salon group because they lost a customer.

We have the ability, however, to financially incent these salespeople to identify potentially acquisition targets.

Next, Sally can be far more aggressive in advertising and marketing as it will have eliminated its conflicts. Sally Beauty Stores will be able to become significantly more aggressive in competing against other retailers for consumer beauty product sales.

Sally Beauty Supply vendor partners will be able to look forward to harder hitting marketing and advertising as Sally seeks to increase its competitiveness in the retail market.

International expansion opportunities should be even greater because we’ll be able to have a bigger corporate base to afford infrastructure.

Beauty salons are a people business. Standing up and cutting hair for eight hours a day is physically difficult. People do burn out.

Regis stylists can become excellent Sally and BSG employees, thus there will be far more opportunities for our staff to advance.

As we look out to the future we expect our long-term earnings growth rate to be in the range of 8% to 12%. Our projected growth rate is tempered by the size of the new Regis Corporation.

We look forward to being a $7 to $8 billion company within five years, generating approximately $1 billion of EBITDA. The resulting cash flows will give us many opportunities to create incremental shareholder value.

Finally, Howard Bernick, currently President and CEO of Alberto-Culver will become non-executive Chairman of Regis Corporation. I have known Howard for many years. He is both a fantastic executive as well as a wonderful human being.

Under Howard’s leadership, Alberto-Culver has increased shareholder value nearly eight-fold in the 17 years since he was named President and COO and subsequently CEO of Alberto-Culver. Howard and I will be working closely together to integrate our companies and achieve our long-term objectives. You’ll be seeing a lot of us in the coming months.

Howard will now continue our presentation.

Howard Bernick - Alberto-Culver Company - President, CEO

Thank you, Paul.

I think you’ve covered things extremely well. And as Paul mentioned, ladies and gentlemen, we’ve known each other for well over 10 years and have worked closely together in conceiving and putting this merger transaction together approximately last June when Paul called me after the announcement that Alberto-Culver had acquired Nexxus.

Frankly, we at Alberto-Culver have been fascinated with the idea of doing something with Regis for a very long time and have followed the Company for many years. We believe that Paul and his team at Regis have done a very fine job in a closely allied business to that of our Sally/BSG operations and combining Sally/BSG into Regis with its strong management team we believe is going to be extremely powerful.

I know that many of you in the investment community have heard me allude to the fact that we may have some interest in Regis over the years and also to the fact that Sally’s strategic plan has called for it to get into the beauty salon industry in order for us to sell more beauty products to the end customer.

Let me get into our strategic background to our merger here. Our strategic planning process, which the Alberto-Culver management team presented to our board of directors, reached a number of conclusions including the most important part of splitting our Company into two pieces, consumer products being separate from Sally/BSG.

I think I’ve been asked that question several thousand times over the years by the investment community as to when it was going to take place. Paul alluded to the conflicts that have been developing that Sally and BSG’s major customers are Alberto-Culver consumer products’ archrivals Procter and Gamble and L’Oreal.

I may have said Sally Beauty’s customers, I meant their suppliers, and also the fact that Sally stores do compete with traditional food and drug stores for beauty product sales.

Both companies have reached sufficient size to be standalone, and as I mentioned, Sally’s strategy was to get into the service end as a vehicle to sell more professional product. It would have taken us decades and decades to get sufficient scale in the service salon arena competing against Regis, trying to buy the same companies that they were buying, vying for the same real estate, and this allows us overnight, by merging Sally/BSG into Regis, to become the number-one player on both fronts.

Going forward, I want to talk about our consumer products business. ACV consumer products will be a $1.4 billion entity, earning approximately 10% pretax profit margins or operating margins with excellent cash flow and a zero debt balance sheet.

And recently, this part of the business in fiscal ‘05, for instance, had an outstanding year and grew even more quickly in the last year or two, than the more mature Sally business. Jim Marino has been intricately involved in running this Company during its most recent growth spurt and highly equipped to be the Company’s President and CEO working with Carol Bernick as Executive Chairman as he did for several years before Carol became Chairman in 2004.

Frankly, a lot of you have heard me say that it was Mike Renzulli and Gary Winterhalter and Carol Bernick and Jim Marino that made me look like a good CEO. In any event, Sally will be able to compete more aggressively for retail customers in light of the fact that they’re not going up against consumer products customers such as food, drug and mass stores.

I’m very much looking forward to supporting Paul in the years ahead. Doing the board governance work, which may not be my first love, but hopefully working with him also with supplier relations, customer relations and investor relations and also on certain acquisition work that we will be pursuing where I have some knowledge of some of the owners of future BSG businesses.

But that’s just to help Paul. He’s the President. I’m sorry, he’s the Chief Executive Officer. As far as I’m concerned you can be the President, too, Paul.

You’re the Chief Executive, you’re the boss. I’m here to help and enjoy the building of, I believe, viability of a fantastic $7, $8, $9, $10 billion company probably after I’m gone.

But for fiscal 2007, which starts July 1 for Regis, this is — will do over $5 billion in sales. That’s a lot of business. Very strong double-digit EBITDA margins.

I don’t think there’s very many specialty retail distribution companies in the world in any industry that will have the type of size, profitability, and cash flow that Regis Corporation will enjoy.

I think next, Paul, you want to add anything before I ask the Operator to open it to questions? It would be worthwhile to do that now.

Paul Finkelstein - Regis Corporation - Chairman, CEO

Well done, Howard.

Howard Bernick - Alberto-Culver Company - President, CEO

Would you like to open to questions, please, Eric?

QUESTION AND ANSWER

Operator

Thank you, Paul and Howard. The question-and-answer session will begin at this time. [OPERATOR INSTRUCTIONS] As a courtesy, please indicate who you are addressing your question to in order to limit confusion on the call. One moment please for the first question. Amy Chasen with Goldman Sachs and Company. Please go ahead with your question.

Amy Chasen - Goldman Sachs - Analyst

Hi, congratulations.

Paul Finkelstein - Regis Corporation - Chairman, CEO

Thank you.

Howard Bernick - Alberto-Culver Company - President, CEO

Thank you.

Amy Chasen - Goldman Sachs - Analyst

Howard, just a couple of things on the core ACV business.

We’re coming out on a preliminary basis with EPS kind of annualized on ‘06, for fiscal ‘06 assuming the deal had happened at the beginning of the year of about $0.95. And I’m wondering if you can just give us some idea of whether that’s in the ballpark? And if it’s not, you know, is there any change in your base business assumption specifically as it relates to the Nexxus rollout?

Howard Bernick - Alberto-Culver Company - President, CEO

You know, Amy, I didn’t have an answer prepared for that question, perhaps I should have.

But if we’re $1.4 billion consumer products business earning $130, $140 million in pretax, it sounds to me that the after-tax earnings would be $80, $90 million and close to your number. But I can’t be any more precise than that.

Amy Chasen - Goldman Sachs - Analyst

Okay. And can you comment a little bit on how Nexxus is doing, kind of preliminarily in the marketplace?

Howard Bernick - Alberto-Culver Company - President, CEO

It’s just starting to show up later this month at retail shelves but we continue to be very excited about it. This is going to be an excellent quarter for the Alberto-Culver businesses in total.

Amy Chasen - Goldman Sachs - Analyst

And last but not least a more strategic question. Have you rethought any of the longer term goals for the consumer packaged goods business? And also, can you update your thoughts, I guess going forward it probably won’t be as relevant, but your thoughts specifically on how this may change or not change Alberto’s packaged goods M&A thought process?

Howard Bernick - Alberto-Culver Company - President, CEO

I think that the merger and acquisition process on consumer products will continue to be as active as ever. Keep in mind that the largest acquisition we ever made as a company was about $130, $140 million purchase price.

Alberto-Culver is going to be a company in the consumer product side with close to a $2 billion market cap, zero debt, $100 million in cash flow. There should be no problems with Alberto-Culver continuing to pursue strategic, accretive consumer product acquisitions like Nexxus, like St. Ives, like Pro-Line, like our Argentina, Chile, Poland, and other transactions. Very few companies are in a debt-free position at that size plays to know how to buy brands [inaudible] brands.

Amy Chasen - Goldman Sachs - Analyst

Is your expectation that the CPG business will think about something even bigger and more strategic like a merger post this?

Howard Bernick - Alberto-Culver Company - President, CEO

My thinking at all, we’ve always been a company that pursued bite-sized deals. I will not be the CEO any longer, so I won’t have much say about it. But we’re a company that likes to hit singles and not go for home runs all the time.

But certainly financially, we’re able to do acquisitions. Consumer products will be able to do acquisitions in the several hundred million dollar range without any trouble if it’s strategic, accretive and within management’s capabilities.

Amy Chasen - Goldman Sachs - Analyst

Okay. And then any idea on the longer term goals for that business, sales, margins, that type of thing?

Howard Bernick - Alberto-Culver Company - President, CEO

Well, Amy, this is more than two questions, but since you got in line first I guess I got to keep going. You know, Paul and I were thinking this call would last an hour.

This should be a good, solid mid to high single-digit grower, and we expect to be able to maintain high single digits at double-digit profit margins. That doesn’t mean it’s every quarter. It doesn’t mean it’s necessarily every year.

But as I said, Carol and Jim have built this business and turned it around, and they are highly equipped to continue to do so with their team of people.

Amy Chasen - Goldman Sachs - Analyst

Great. Thanks very much.

Operator

Our next question comes from Jeff Stein with KeyBanc Capital Markets. Please go ahead with your question.

Jeff Stein - Keybanc Capital Markets - Analyst

Good morning, Paul.

A couple of questions with respect to the modeling assumptions that you used to kind of get to a breakeven guidance for year one and accretion for year two.

Are you assuming, first of all, can you tell us what the intangible amortization is going to be, what the one-time costs are going to be, and what your underlying assumptions on top line and margins are going to be for the acquired business?

Paul Finkelstein - Regis Corporation - Chairman, CEO

Good morning, Jeff, how you doing?

Jeff Stein - Keybanc Capital Markets - Analyst

Doing terrific. Congratulations.

Paul Finkelstein - Regis Corporation - Chairman, CEO

Thank you. In terms of one-time costs there’s going to be a write-up of inventory about $10 million, integration costs of about $5 million, transaction costs of about $21 million. The, your first question, Jeff, again, was —

Jeff Stein - Keybanc Capital Markets - Analyst

The assumption —

Paul Finkelstein - Regis Corporation - Chairman, CEO

Amortization of intangibles will be about $22 million. That is equal to the synergies that we’re projecting.

And the synergies should be about, you know, half the synergies should be purchasing power and synergies and half the synergies should be back office.

Jeff Stein - Keybanc Capital Markets - Analyst

Okay. It sounds to me, you know, in acquiring a business of this size, $2.5 billion, it sounds to me like maybe $10 million or so of cost savings sounds a little bit on the conservative side. I’m wondering if you could comment on that?

Paul Finkelstein - Regis Corporation - Chairman, CEO

I think you’re right. But as you know, we always like to meet or beat our projections and yes, we think we can do better than that.

Jeff Stein - Keybanc Capital Markets - Analyst

And also, Paul, you indicated that you would hope that you could accelerate the top line growth of Sally’s by increasing the marketing spending. And I’m wondering, too, if you have factored that into your guidance?

Paul Finkelstein - Regis Corporation - Chairman, CEO

No, we have not.

Jeff Stein - Keybanc Capital Markets - Analyst

Okay. So basically all you’re doing is taking their business plan and your business plan, adding them together. You are factoring in the synergy cost savings, the conservative synergy cost savings you’ve outlined less the amortization of intangibles to come up with your guidance.

Paul Finkelstein - Regis Corporation - Chairman, CEO

Correct.

Jeff Stein - Keybanc Capital Markets - Analyst

Okay. Very good. Thank you.

Paul Finkelstein - Regis Corporation - Chairman, CEO

Thank you.

Operator

Next question comes from Sharon Zackfia with William Blair. Please go ahead.

Sharon Zackfia - William Blair & Company - Analyst

Hi. Good morning. I guess two quick questions.

On Sally, I’m not very familiar with how quickly that business has been growing. I guess can you give us some perspective on how quickly unit expansion has been occurring in that business and sales growths and what you think sales growth will be once you start increasing that marketing in an advertising sense?

Paul Finkelstein - Regis Corporation - Chairman, CEO

Sharon, Howard, as you know, is in Chicago because he is with his people and I’m in Minneapolis with our home office associates, as well. So we’re not able to look across the table at one another. But I think, and Howard, if you wouldn’t mind answering Sharon’s question because you’re obviously more familiar with the history of Sally.

Howard Bernick - Alberto-Culver Company - President, CEO

Yes, Paul, thank you.

Sharon, Sally has grown from 39 stores and $10 million in sales in 1980 to about $1.3, $1.4 billion in sales on 2,400 stores approximately now. That’s just the Sally Beauty piece. Those are the cash-and-carry stores that are open to the general public, although they cater to the professional.

Those stores, between new store openings which has been about 2.5% of new square footage in North America and same store sales growth rates, are a mid single-digit grower with excellent profit margins exceeding 12%, as Paul alluded to earlier, and tremendous cash flow.

We’ve been testing some advertising for the Sally stores, and we think we can educate more consumers as to what Sally stores are, why they should shop there, and enhance those same store sales growth rates, which I think ran approximately 3% in the quarter that just ended, by being able to advertise more aggressively against retail customers and not be concerned as we compete with traditional food, drug and mass under Alberto ownership.

Sharon Zackfia - William Blair & Company - Analyst

Okay, and then a follow-up question, Paul.

You had mentioned something in your commentary where this might give you increased power to help reduce product diversion. And then I think you followed up on that by saying something about perhaps developing new brands. Can you elaborate on why this would give you that kind of increased power and what you really are talking about when you’re saying develop new brands?

Paul Finkelstein - Regis Corporation - Chairman, CEO

Sure. Our relationships with our vendors are very precious relationships, and we want them to even be better in the years ahead. But diversion is an issue. It’s been with us for years.

We think that our vendors can do a better job of controlling it. I think our vendors believe they should be doing a better job of controlling it.

I think together we have the technology at the BSG division to make that division totally diversion free. And working with our vendors we can certainly do that, or should be able to do that.

If diversion continues to grow, let’s face it, we have 15% at Regis of all the professional products sold in North America. We have a huge share. We have 11,000 doors, 160 million transactions.

We’re adding 1,000 doors a year. We’re in the beauty school business. So we have an awful lot of stylists and customers exposed to these major professional brands.

And the BSG distribution facilities must hit, you know, tens of thousands of salons. And if the diversion is not curtailed we do have the ability to buy small manufacturers or create new brands, put them in our salons, almost give them the initial order free to the leading salons in Peoria and Chicago and St. Louis.

And we can build new brands. We can build new lines. We can be very effective at building new lines. Either we’ll keep them. We might, you know, sell them one day or we would have a lot of options going forward.

But between BSG and Regis, we have an enormous opportunity to build our own brands if we have to. We don’t necessarily want to, but if we have to, we will.

Sharon Zackfia - William Blair & Company - Analyst

Okay, thank you.

Operator

Our next question comes from Linda Bolton Weiser with Oppenheimer. Please go ahead with your question.

Linda Bolton Weiser - Oppenheimer & Company - Analyst

Thanks.

Howard, I was wondering if you could comment a bit on your thoughts on the international side of your business? Can you comment on how the profitability was in FY ‘05 in terms of the international profit, and are you more or less likely now to further develop your international infrastructure?

Howard Bernick - Alberto-Culver Company - President, CEO

Well Linda, we had a great year internationally in ‘05. And I think this is somewhat more specific for today when we have our regular conference call in two weeks, reporting on our first quarter. Jim Marino will be able to answer some of those questions and so on.

But as you know, we’ve been focusing on fewer, larger countries internationally, and we have a fabulous business in the U.K. that’s doing very well. And on an overall basis, Alberto-Culver’s international business on the consumer side is very strong. On the Sally side the U.K. has continued to be a tough market.

Linda Bolton Weiser - Oppenheimer & Company - Analyst

Okay. And secondly just on the consolidation that now has occurred in the distribution of the professional products, does that make you more or less likely to pursue professional products in terms of developing brand or acquiring brands or will you steer away from that area?

Howard Bernick - Alberto-Culver Company - President, CEO

Well, Alberto-Culver’s focus has and always has been on retail, hair care and skin care brands. So we haven’t identified any additional brands that we would like to acquire that we plan to tell you about on this call.

You know what we’re doing with Nexxus, and we’re excited about Nexxus. And as you know, we’d like to be involved in another skin care brand in addition to our St. Ives skin care business as well.

Linda Bolton Weiser - Oppenheimer & Company - Analyst

Can —

Paul Finkelstein - Regis Corporation - Chairman, CEO

Linda? Do me a favor, please don’t give Howard any ideas. Any new ideas about this. Nexxus is enough.

Howard Bernick - Alberto-Culver Company - President, CEO

No, I should jump in, Paul. Paul and I have known each other for years, but Paul called me when the announcement came out on Nexxus. And he wasn’t very pleased because he thought we might take it retail.

And that was our plan, and that’s when we started these conversations last June about Alberto-Culver’s need to separate the two businesses strategically and the benefit of Sally/BSG instead of being a standalone public company getting together with Paul’s company and becoming this $4.5, $5 billion entity that can do a better and better job for its suppliers and with a pure focus on the salon industry and the salon operator.

If I may elaborate for a second, Paul, bear with me. We’ve got to get used to each other, Paul, now that we’re going to be working together.

When I see Paul and Michael Renzulli, who’s the Chairman and the guy who built Sally, and he’s the Sam Walton of the beauty supply distribution business, and Gary Winterhalter in a room with me talking about the possibilities for this combination, it’s extremely exciting. It’s impossible to put dollars and cents on it, but it’s extremely exciting.

On the other hand, as you all know, this is a tough, tough business with thousands and thousands of locations and employees and so on. But together, we can be stronger and be a better distributor for L’Oreal and Procter and Gamble, and also be a better supplier to beauty operators here in the United States and around the world.

Linda Bolton Weiser - Oppenheimer & Company - Analyst

Okay. Just one final question about when you talk again about being more aggressive in terms of Sally competing with other types of retailers, are you talking about expanding Sally’s product offerings into really broad line personal care like toothpaste and deodorant and things like that?

Howard Bernick - Alberto-Culver Company - President, CEO

Absolutely not. Sally’s focus will continue, sorry, Paul, will continue to be in professional products, but we are open to the general public. And we’re old-fashioned. We like to do business with everyone who has money.

Linda Bolton Weiser - Oppenheimer & Company - Analyst

Okay. Thank you very much.

Operator

Our next question comes from Justin Hott from Bear Stearns. Please go ahead.

Justin Hott - Bear, Stearns & Company - Analyst

A couple of questions for Paul, one for Howard.

Paul, first of all maybe for some of us who haven’t been following Regis as long, could you give us some color on the Company’s acquisition history? I mean, this is a big acquisition, but you’ve done some other big acquisitions before like Supercuts. Could you tell us a little bit about that?

Paul Finkelstein - Regis Corporation - Chairman, CEO

Sure. Well, actually, up until 1996, we were solely mall-based and we realized that the malls were not growing. And 1996 was a defining year for us because in May of ‘96, we bought 154 salons from Stephens Financial out of Little Rock that were in Wal-Mart. And today we have 1,700, and next year we’ll have 1,900 salons in Wal-Mart, and we’ll be generating well over half a billion dollars in sales.

In October, that was a relatively minor acquisition, but it has great impact today. In October of 1996, we merged with Super Cuts. And that was a very big acquisition for us.

And we, that got us not only into franchising but into the strip center business as well. And poolings were allowed then, and it was a pooling. And we gave up 20% of Newco Regis at that point in time, and within 18 months Super Cuts was generating 40% of pretax profits. So we’ve been very successful with those kinds of acquisitions.

And then a year ago December 1, we acquired Hair Club for Men and Women. And at about the kind of multiple as the Sally/BSG multiple in terms of EBITDA.

And that’s been — that was over $200 million. That was an excellent transaction. Of our 11,000 stores, about 8,000 have been acquired. The average size deal is 10 salons, and we continue to do those deals.

And since we only have a 4% share of the North American beauty business, 15% share of the products sold in salons, we think we can continue to do this for a long time to come.

From a practical point of view we’re the only acquirer, we generally pay four times their cash flow and get a 2.5, 3-year pay back on the smaller deals. So this is something our organization is very comfortable with integrating these kinds of acquisitions.

Now this is much more of a merger than an acquisition. And Sally’s and BSG are totally self-contained in Dallas, Texas. And the synergies we’re talking about are really primarily logistics, distribution and back office. The operations and the marketing of the businesses should end up being very separate and distinct.

Justin Hott - Bear, Stearns & Company - Analyst

One other question on BSG. I guess right now Regis sources a lot of their products from the suppliers. Is there any plan as part this deal to, excuse me, sources directly. Is there any plan in this deal to increase BSG’s scope into more Regis salons?

Paul Finkelstein - Regis Corporation - Chairman, CEO

Into what?

Justin Hott - Bear, Stearns & Company - Analyst

Into more Regis salons?

Paul Finkelstein - Regis Corporation - Chairman, CEO

No. I don’t think so.

BSG has a very important function. Alberto-Culver’s done an excellent job of consolidating the distribution portion of our industry, and there’s no reason why they won’t stick to what they do extremely well.

I think there’s significant opportunities for BSG to grow both domestically and internationally, but they know what they are not, and they know very much what they are. And they’ll continue to do what they are doing very well.

Howard Bernick - Alberto-Culver Company - President, CEO

Paul?

Paul Finkelstein - Regis Corporation - Chairman, CEO

Yeah?

Howard Bernick - Alberto-Culver Company - President, CEO

I may have understood that last question a little differently. And I thought what Justin was just asking was along the lines could BSG increase the efficiency of distributing products to Regis salons to get additional synergy in that regard.

Paul Finkelstein - Regis Corporation - Chairman, CEO

Howard, if that was the question, then there’s no question about it. BSG will help us immeasurably in terms of reducing our freight costs and our inventories and will make us a far more efficient company.

Justin Hott - Bear, Stearns & Company - Analyst

Thanks, Howard. One question for you, Howard.

Howard Bernick - Alberto-Culver Company - President, CEO

Yes?

Justin Hott - Bear, Stearns & Company - Analyst

In Paul’s introductory comments he talked a little bit how the deal happened at the market price. My question is why now?

I mean, you had — this was a tough year. Alberto shares have fallen, you’ve had a great catalyst coming in Nexxus. BSG looks like it’s on the rebound. Why do this now when your stock’s in the $40’s, when it was in the mid $50’s about 12 to 18 months ago?

Howard Bernick - Alberto-Culver Company - President, CEO

Well, I think in the last 12 to 18 months our stock’s been between $41 and $56. This is not about stock price. This is a strategic decision to build long-term shareholder value.

We’ve all seen stock prices go up and down for seemingly unusual reasons. And we think, we first decided that Consumer should be separated from Sally/BSG, and then looking at Sally/BSG as part of Regis rather than Sally/BSG as a standalone public company, there was no doubt in any of our minds that Regis plus Sally/BSG, one and one can make three in the years ahead.

And we’ve been considering the separation of our businesses for strategic reasons and been responding to questions on it since 1986. But it’s got nothing to do with the current stock price, and this deal also has to make sense for Regis shareholders.

We are going to be, Alberto-Culver shareholders, are going to own 54.5% of the new Regis and the Lavin/Bernick family are still going to be very, very important shareholders in Regis. So this is not about today’s stock price, this is about strategy.

Justin Hott - Bear, Stearns & Company - Analyst

Are there going to be any lockup provisions on the shares, on management?

Howard Bernick - Alberto-Culver Company - President, CEO

Yes. There are holding periods due to the reverse Morris Trust structure that we have no intent to sell any shares and we are not selling any shares for a minimum of two years.

Justin Hott - Bear, Stearns & Company - Analyst

Okay. Thank you very much.

Operator

Our next question comes from Mitch Kaiser with Piper Jaffray. Please go ahead.

Mitch Kaiser - Piper Jaffray & Company - Analyst

Good morning, everyone. Congratulations, guys. Congratulations, Paul.

Paul Finkelstein - Regis Corporation - Chairman, CEO

Thank you.

Mitch Kaiser - Piper Jaffray & Company - Analyst

I was curious, Howard, if you could answer this question. What would the store potential be for Sally Beauty stores?

Howard Bernick - Alberto-Culver Company - President, CEO

Well, Sally can certainly have 3,000 stores in the North American market. We’re enjoying better growth now in Canada and Mexico off of smaller bases.

That number could go up by several hundred or 1,000 stores depending upon how effectively we may be able to advertise and bring in more consumers.

Sally is a tremendous generator of cash flow, and the cash flow that’s been coming out of the Sally stores has allowed us to build a $900 million Beauty Systems Group business during the past seven, eight, nine years from nothing to $900 million. So there’s plenty of room to grow there.

We’re adding about 2.5% new square footage, or 50 new Sally stores a year, but we believe the Sally concept is also appropriate internationally. We have not been as successful with Sally in the U.K., in Japan certainly as it is domestically, but we also think that combining with Regis, who has operations overseas, that we may be able to strengthen the back office infrastructures and so on to help build around the world.

Sally will be about 25% maybe of the combined new Regis business, 25% to 30%. And it’s a solidly growing, highly profitable, fantastic cash flow business.

Mitch Kaiser - Piper Jaffray & Company - Analyst

Okay. And if we’re thinking about 2.5% square footage growth, how should we be thinking about the margin expansion opportunities?

Howard Bernick - Alberto-Culver Company - President, CEO

Well, interestingly, Sally at 5% pretax profit margins up through 1980 when we did $10 million in sales in 39 stores, the profit margins are now up to 12% and sales per store have more than doubled since that period.

We are not going to get greedy. We want to continue to deliver value to the professional and to the retail customer at Sally stores who choose to come to Sally stores to buy professional quality, professional brand name products. So we think the 12% is extremely, extremely attractive for a 2,500 store or 2,400 store, you know, these are small locations, 1,700 - 1,800 square feet.

But combined, Paul could elaborate more, but we think that this company can be, the combined company, can be pretty close to a 10% pretax earner. And a much, much higher percentage EBITDA earner with tremendous cash flow.

Mitch Kaiser - Piper Jaffray & Company - Analyst

Okay. Paul, maybe you could elaborate on how you could get to the 10% then?

Paul Finkelstein - Regis Corporation - Chairman, CEO

I think Howard already did. Obviously with Sally as a 12%, you know, that’s very helpful.

But I think more importantly is, a more important way to look at how we could increase shareholder value is how we can grow EPS. And although we have a much bigger base, we feel that we can grow EPS a minimum of 7% - 8%, in good years, low double-digit.

And as you know, Mitch, since we are a hybrid, we have 4,000 franchise and 7,000 company-owned stores, if the franchise stores went away tomorrow and we certainly would not want that to happen, our operating margins would be reduced, but our EPS would go through the ceiling. And so I think that focus is what our primary focus will be, EPS growth.

Mitch Kaiser - Piper Jaffray & Company - Analyst

Okay. Okay. So if the EPS growth is 8% to 12%, what is a realistic cash flow growth number then? Comparable?

Paul Finkelstein - Regis Corporation - Chairman, CEO

I would say it’s comparable, maybe a little bit above.

Mitch Kaiser - Piper Jaffray & Company - Analyst

Okay. Sound good. Thanks again and congrats.

Paul Finkelstein - Regis Corporation - Chairman, CEO

Thank you.

Operator

We have a follow-up question from Amy Chasen with Goldman Sachs and Company. Please go ahead.

Amy Chasen - Goldman Sachs - Analyst

Actually my question’s already been answered. Thank you.

Operator

Our next question comes from Greg Halter with Great Lakes Review. Please go ahead.

Greg Halter - Great Lakes Review - Analyst

Hello, guys, good morning and congratulations on the announcement.

Just wondered about the consumer products business going forward. I know it represents maybe 5% of sales into Sally. Do you see that changing going forward where it would be either more or less than it is presently?

Howard Bernick - Alberto-Culver Company - President, CEO

Well, it’s much less than 5% of consumer product sales. Significantly less. It might be 2.5% or what have you and our plan at Alberto would be to try to sell as much product to Sally as they want to buy, and Sally’s going to put in a couple of Nexxus SKUs going forward because they’re so excited to have a professionally oriented brand like that at Nexxus.

But this is not a key determinate of this deal whatsoever. There are no fixed purchase contracts between the businesses. It will all be at arm’s length. And the Regis chains of stores and salons and so on are not the key focus by any means of Alberto-Culver consumer products.

We want to concentrate on delivering brands to food stores, drug stores, and mass merchants, and the Sally, Regis, BSG business is a professional products business, completely separate. Now Paul, you may have a different perspective on that.

Paul Finkelstein - Regis Corporation - Chairman, CEO

No, I think its, I think you said it very well, Howard. It is business as usual.

Greg Halter - Great Lakes Review - Analyst

Okay, thank you.

Operator

Our next question comes from Viraj Parikh with Courage Capital. Please go ahead.

Viraj Parikh - Courage Capital - Analyst

Hi. Congratulations. I’m coming at this as a standpoint of a Regis shareholder. I’m not very familiar with the Sally business unit.

Can you just talk a little about the hiccup in the business in the beauty systems group last year? And also, Paul, will the acquisition be a new reportable segment for you?

Paul Finkelstein - Regis Corporation - Chairman, CEO

Yes, it will be. And Howard, if you can answer the first question, that would be helpful.

Howard Bernick - Alberto-Culver Company - President, CEO

Yes, I will. I’ve been hiccupping a lot about that one over that in the last year and answering it a lot, but I’m pleased to do so.

Beauty Systems Group differs from Sally in that Sally is just retail stores catering to the professional, open to the general public. Beauty Systems Group has stores that carry high-end professional products which they resell to salons for use at the salon and resale to the salon patron.

And Beauty Systems Group has about 700 professional sales consultants, excuse me, it’s about 700 stores and 1,200 professional sales consultants. And both of those numbers are growing.

And what occurred in late ‘04 and into mid ‘05 is that Procter and Gamble’s Wella subsidiary made a decision that they wanted to sell Wella professional products directly through their own salespeople, and we discontinued selling the product through our salespeople and our stores. And frankly, that caused BSG’s profits to drop in ‘05 because we didn’t immediately replace those sales in our stores.

Wella hired a bunch of our salespeople, and the people that we hired to replace them weren’t as effective going forward.

We see BSG growing its profits at strong double-digit rates this year, and becoming a stronger player going forward and making additional acquisitions, and because BSG is going to be handling distribution to Regis salons in some instances, in addition to the tens or hundreds of thousands of other customers we have, we will be broadening out the product mix within BSG and BSG stores I anticipate in the months and years ahead. Hello?

Viraj Parikh - Courage Capital - Analyst

Okay.

Operator

Our next question is a follow-up from Sharon Zackfia with William Blair. Please go ahead.

Sharon Zackfia - William Blair & Company - Analyst

Hi, Paul. Just a quick follow-up question.

On the valuation about you pay it, I understand it’s market priced, it is high end of the EBITDA multiples you paid. You mentioned Hair Club that you paid a similar multiple for. Can you just go through kind of the return scenarios that you analyzed when deciding to pull the trigger on this acquisition or what really your hurdle rates are?

Paul Finkelstein - Regis Corporation - Chairman, CEO

Hi, Sharon.

Long term, I’m going to answer your question in another way. Alberto-Culver is a public company and they had a $4 billion market cap and there is no way this transaction could have happened at a discount.

So the market really determined the value of that company. And it wasn’t a question of hurdle rates and the like, although we do think that a discounted cash flow of 11% - 12% is certainly doable in this kind of transaction.

But most importantly, the market determined, the tape determined what the value of that company was and we think long-term it’s fine.

Sharon Zackfia - William Blair & Company - Analyst

Okay. I mean I understand that the market determined the value but obviously you determined whether to go ahead with the acquisition or the merger. So I was just wondering what your thought process was and how you decided to pull the trigger?

Paul Finkelstein - Regis Corporation - Chairman, CEO

Oh, the, I mean, we had tremendous advice from Peter Solomon’s group and I mean we analyzed it 17 different ways, Sharon. And it does make sense.

To say that it’s, I mean, this was not a bargain deal. Howard pointed out beforehand, strategically this makes a lot of sense in terms of us meeting our long-term growth objectives.

It’s a very — and the businesses are really very much tangential with similar risk factors. It’s the quintessential - all these businesses are replenishment businesses. And shampoo is used every day by most people in America.

So I mean, we have tremendous scope and power and the businesses conceptually are very much alike and should be able to grow handsomely together even better than apart.

Howard Bernick - Alberto-Culver Company - President, CEO

If I may add, Paul, we took a look at how the numbers add up and how this would work strategically as well because this is a merger and we are taking shares. And we feel very comfortable that the combined businesses at Regis will build shareholder value and that the Alberto-Culver shareholders will be very well served with the standalone consumer company as well. There was a lot of analysis that went into this deal.

Sharon Zackfia - William Blair & Company - Analyst

Okay, thank you.

Operator

Our next question comes from Mike Hamilton with RBC Dain Rauscher. Please go ahead.

Mike Hamilton - RBC Dain Rauscher - Analyst

Good morning, everyone.

Paul, this one’s for you. Could you spend a couple minutes in your thinking on how the combination will change your deployment of cash flow? In other words, where you see any emphasis changing in what you’re doing?

Paul Finkelstein - Regis Corporation - Chairman, CEO

I don’t think it will. We continue to build 500 or 600 salons a year. We’ll continue to buy beauty schools.

And as we pointed out before, most of the acquisition spent on beauty schools will, has already occurred and will occur this year and next. And then most of our beauty school growth will be organic, not by acquisition.

And so if we spend about $100 million on Cap Ex, maybe $110 million on Cap Ex and $120 million or so at the Regis end for acquisitions, we think we can continue to do that, certainly in fiscal 2006 which, as you know, ends in June and in 2007. So I don’t think there will be any change at all on the Regis end of it.

And likewise, Sally’s and BSG have been very opportunistic in past years, and there are still some players out there that they would love to acquire in the BSG arena. And if those deals make sense, they will occur, as well.

The billion dollars in debt that we have is more than financeable. I mean, with $600 and some odd million of EBITDA, the level of debt is not an issue.

Howard Bernick - Alberto-Culver Company - President, CEO

And Paul, the Regis shareholders are going to receive more than double the dividend.

Mike Hamilton - RBC Dain Rauscher - Analyst

Thanks. Paul, is there anything that isn’t intuitive in the leverage that you expect BSG and Sally to bring to the party? And I think particularly of Hair Club.

Paul Finkelstein - Regis Corporation - Chairman, CEO

When you say leverage —

Mike Hamilton - RBC Dain Rauscher - Analyst

Is there any cross marketing that isn’t intuitive?

Paul Finkelstein - Regis Corporation - Chairman, CEO

Oh, no. I don’t think so. I mean, we’ll always look at what can be done from a cross marketing perspective.

But in terms of — already, by the way, many of our hair stylists are customers of Sally’s. And because they have their own particular items that they like from time to time, and they’ll continue to be customers. But they’ve been customers in the past, too, so I don’t think there’s any add-on.

Mike Hamilton - RBC Dain Rauscher - Analyst

Thanks for the insights.

Paul Finkelstein - Regis Corporation - Chairman, CEO

You’re welcome.

Operator

Our next question comes from Matthew Paozolo with Prudential Securities. Please go ahead.

Matthew Paozolo - Prudential Securities - Analyst

Hi, Howard, and apologies if you’ve answered these questions before. But did you give D&A number on the remaining consumer products business?

Howard Bernick - Alberto-Culver Company - President, CEO

No. And I’d rather cover that, I think at our January conference call. Just suffice it to say the remaining consumer products business is very, very strong.

Matthew Paozolo - Prudential Securities - Analyst

Okay. And interest expense it’s zero or essentially nothing? Is that right?

Howard Bernick - Alberto-Culver Company - President, CEO

Well, the consumer products business is expected to be in a net positive cash position I believe of well over $100 million.

Matthew Paozolo - Prudential Securities - Analyst

Okay.

Howard Bernick - Alberto-Culver Company - President, CEO

Generating about $100 million a year in free cash flow. That’s even after the $3-per-share cash dividend that will be paid to Alberto holders.

Matthew Paozolo - Prudential Securities - Analyst

And I guess lastly you talked a lot about acquisitions. Can you talk a little about what you’re seeing in terms of multiples out there in the market, either internationally or domestically that are being asked by sellers?

Howard Bernick - Alberto-Culver Company - President, CEO

I don’t have anything accurate or timely or intelligent to add on that.

Matthew Paozolo - Prudential Securities - Analyst

Okay. Thank you.

Howard Bernick - Alberto-Culver Company - President, CEO

You’re welcome. Thank you.

Operator

Our next question comes from Don Taylor with Franklin Advisory Services. Please go ahead.

Don Taylor - Franklin Advisory Services - Analyst

Hello. This is for Howard and Paul.

Do you guys see any potential channel conflict issues between BSG’s customers and Regis’ salons?

Paul Finkelstein - Regis Corporation - Chairman, CEO

No, I don’t think so at all. BSG customers want specific lines, whether those lines being Matrix or Paul Mitchell or whatever, they’ll continue to buy those lines. And we’ve been able to compete with those salons for a long, long period of time. I think it’s going to be very much business as usual.

Howard Bernick - Alberto-Culver Company - President, CEO

John, BSG, as you know, is the largest, and we believe the best full-service beauty supply distributor in the country. With the combination with Regis, we think we can make that business even stronger and have the very, very best-selling organization in the country and the very best beauty supply, full-service BSG stores in the country.

And we believe that we will add so much value to our vendors and to the salon customers with lines such as Matrix and Redken and others that we will continue to do business and, you know, the world is flat. And it’s interesting who does business with who and how things are going on now. And we are dedicated to servicing salon professionals. And we are dedicated to being the very best partner that the professional product manufacturers can have.

Don Taylor - Franklin Advisory Services - Analyst

Okay. Thanks, Howard.

Paul Finkelstein - Regis Corporation - Chairman, CEO

By the way, we have time at the Regis end for two more questions because our people are assembling, and we’ve got to get to them. So these will be the last two answered from Minneapolis.

Operator

Our next question comes from David Lee of Porter. Please go ahead.

David Lee - Porter - Analyst

Yeah. Actually my question has been answered. Thanks.

Operator

Our next question comes from Stefan Lumiere with Oscar Gruss. Please go ahead.

Stefan Lumiere - Oscar Gruss & Sons - Analyst

How you doing? A quick question.

With regard to maintenance Cap Ex in ‘07, do you have a projection?

Paul Finkelstein - Regis Corporation - Chairman, CEO

Maintenance Cap Ex in the Regis end will be between $35 and $40 million. And I think $10 million for Sally’s and BSG. And that $35 to $40 million includes Wal-Mart because we don’t think that that’s a discretionary expenditure.

Stefan Lumiere - Oscar Gruss & Sons - Analyst

Okay. And with regard to rental expenses, what do you project those to be in ‘07 I guess net of I guess the franchise rentals, subleases?

Howard Bernick - Alberto-Culver Company - President, CEO

I don’t have that answer for Sally’s.

Stefan Lumiere - Oscar Gruss & Sons - Analyst

What about for Regis?

Paul Finkelstein - Regis Corporation - Chairman, CEO

For Regis our rental all-in will be about the same as it’s been which is in the 13.5% - 14% range.

Stefan Lumiere - Oscar Gruss & Sons - Analyst

So we don’t have a number for Sally’s yet?

Paul Finkelstein - Regis Corporation - Chairman, CEO

Well, there is a number, I just don’t have it off the top of my head.

Stefan Lumiere - Oscar Gruss & Sons - Analyst

Okay. That’s actually all I have. Thank you very much. Congratulations.

Paul Finkelstein - Regis Corporation - Chairman, CEO

Thank you.

Operator

Gentlemen, we do have one last question in the queue. Did you want to take that or did you want to conclude the call?

Howard Bernick - Alberto-Culver Company - President, CEO

We’ll take it.

Operator

Our final question comes from Mary Rector with Behindthechair.com. Please go ahead.

Mary Rector - Behindthechair.com - Analyst

Hi, Paul.

Paul Finkelstein - Regis Corporation - Chairman, CEO

Hi, Mary.

Mary Rector - Behindthechair.com - Analyst

You’re ruling the world.

Paul Finkelstein - Regis Corporation - Chairman, CEO

Not really, Mary. How are you today?

Mary Rector - Behindthechair.com - Analyst

I’m great. How are you? This is, wow, this is the biggest thing that I think has hit our professional media industry for sure.

Just my question is, the 2,400 locations that Sally has, do you in any way anticipate that you’re going to be taking professional products into those locations? Meaning the exclusive lines?

Paul Finkelstein - Regis Corporation - Chairman, CEO

No. No. Sally’s is what it’s — will continue to be what it’s been. And they offer a different, you know, a different segment of professional product and they’ll continue to do that. As you know, there are BSG stores that have the higher end product, and they’ll continue to carry those products.

Mary Rector - Behindthechair.com - Analyst

Uh-huh. And I think somebody had asked the question earlier about Regis salons and BSG customers in terms of channel conflict. But how will you communicate with the salon community who knows that by purchasing products from BSG regardless of what the line is that ultimately they are growing the Regis Corporation which is a competitor to them potentially right in their market?

Paul Finkelstein - Regis Corporation - Chairman, CEO

Oh, I think our competitors generally perceive us as being very, very good for the salon industry. We’re not predatory in any way, shape or form. We have created a tremendous amount of value, personal wealth for other chain salon owners.

I think we’ve been a very, very good citizen and are highly respected in the salon industry. I think we have an excellent reputation. I don’t think that Howard would have done this deal had we not had that kind of reputation, Mary. So I don’t think it’s an issue.

Mary Rector - Behindthechair.com - Analyst

Yeah. It will be interesting to see.

Howard Bernick - Alberto-Culver Company - President, CEO

Mary?

Mary Rector - Behindthechair.com - Analyst

Yes?

Howard Bernick - Alberto-Culver Company - President, CEO

I would add also with the proliferation of booth renters in the industry and our network of excellent, excellent stores and the service we provide and so on, we’ve carefully thought about this question, as well, and feel that there will not be an issue with continuing to service the tens of thousands of beauty salon customers that BSG has, hundreds of thousands going forward, and we think we’re going to be able to bring them more promotions.

Our people at BSG often felt that Regis had better supplier promotions for the chains than what we were able to offer independent salon operators. I think with this combination and the closer working relationship with Wella and L’Oreal we’ll be able to even add more value to the salon customers at BSG than may have been the case in the past, and we’re committed to do so.

Mary Rector - Behindthechair.com - Analyst

Uh-huh.

Paul Finkelstein - Regis Corporation - Chairman, CEO

Anyway, thank you, Mary. I’m going to have sign off. Have a good day, everybody, and thank you for sharing your morning with us. Appreciate it.

Howard Bernick - Alberto-Culver Company - President, CEO

Eric, I think that probably concludes it for us, as well.

Operator

All right. Thank you very much, gentlemen.

Ladies and gentlemen, if you wish to access the replay for this call, you may do so by dialing 800-405-2236 and use the ID 11050797 followed by the pound sign. The replay will be available beginning in approximately one hour and will last until January 24th. Thank you for participating in this conference and have a pleasant day. All parties may now disconnect.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alberto-Culver and Regis, including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s and Regis’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of Alberto-Culver and Regis shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competition within the relevant product markets; risks inherent in acquisitions and strategic alliances; loss of one or more key employees; loss of distribution rights; sales by unauthorized distributors in exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates and interest rates, and events outside the control of Alberto-Culver or Regis that negatively affect the intended tax free nature of the transaction. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s and Regis’ results to differ materially from those described in the forward-looking statements can be found in the 2005 Annual Reports on Forms 10-K of Alberto-Culver and Regis filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information

This communication is not a solicitation of a proxy from any security holder of Alberto-Culver or Regis and Alberto-Culver and Regis will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Investor Relations at 708-450-3145. Documents filed with the SEC by Regis Corporation will be available free of charge by contacting Investor Relations and Investment Benefits, at 952-947-7000.

Interests of Certain Persons

The directors and executive officers of Alberto-Culver and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding Alberto-Culver’s directors and executive officers is available in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.